Exhibit 3.1

P. H. GLATFELTER COMPANY

Articles Amendment

The first paragraph of Article 5 of P. H. Glatfelter Company’s Articles of Incorporation, as amended and restated and subsequently amended, is further amended to add the following two sentences to the end of the paragraph:

Any or all classes and series of shares, or any part thereof, may be represented by certificates or may be uncertificated shares, provided, however, that any shares represented by a certificate that are issued and outstanding shall continue to be represented thereby until the certificate is surrendered to the Corporation. The rights and obligations of the holders of shares represented by certificates and the rights and obligations of the holders of uncertificated shares of the same class and series shall be identical.